Exhibit 99.1
1Q2024 Operating Results of Shinhan Financial Group

On April 26, 2024, Shinhan Financial Group released its operating results for 1Q 2024. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		1Q 2024	4Q 2023	QoQ Change (%)	1Q 2023	YoY Change (%)
Revenue*	Specified Quarter	20,122,213	12,123,940	65.97	18,981,905	6.01
	Cumulative	20,122,213	61,332,629	-	18,981,905	6.01
Operating Income	Specified Quarter	2,068,236	904,484	128.66	1,756,186	17.77
	Cumulative	2,068,236	6,100,850	-	1,756,186	17.77
Income before Income Taxes	Specified Quarter	1,790,505	789,399	126.82	1,856,763	-3.57
	Cumulative	1,790,505	5,964,960	-	1,856,763	-3.57
Net Income	Specified Quarter	1,347,829	576,052	133.98	1,414,343	-4.70
	Cumulative	1,347,829	4,478,000	-	1,414,343	-4.70
Net Income Attributable to Controlling Interest	Specified Quarter	1,321,532	549,747	140.39	1,387,958	-4.79
	Cumulative	1,321,532	4,368,035	-	1,387,958	-4.79

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		1Q 2024	4Q 2023	QoQ Change (%)	1Q 2023	YoY Change (%)
Revenue*	Specified Quarter	12,659,857	6,484,017	95.25	11,831,839	7.00
	Cumulative	12,659,857	37,459,679	-	11,831,839	7.00
Operating Income	Specified Quarter	1,496,859	692,877	116.04	1,227,701	21.92
	Cumulative	1,496,859	4,147,197	-	1,227,701	21.92
Income before Income Taxes	Specified Quarter	1,220,698	629,843	93.81	1,239,831	-1.54
	Cumulative	1,220,698	4,041,105	-	1,239,831	-1.54
Net Income	Specified Quarter	928,849	468,716	98.17	931,633	-0.30
	Cumulative	928,849	3,067,991	-	931,633	-0.30
Net Income Attributable to Controlling Interest	Specified Quarter	928,615	468,591	98.17	931,548	-0.31
	Cumulative	928,615	3,067,681	-	931,548	-0.31

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		1Q 2024	4Q 2023	QoQ Change (%)	1Q 2023	YoY Change (%)
Revenue*	Specified Quarter	1,521,890	1,270,099	19.82	1,360,919	11.83
	Cumulative	1,521,890	5,378,610	-	1,360,919	11.83
Operating Income	Specified Quarter	237,048	200,639	18.15	203,233	16.64
	Cumulative	237,048	802,827	-	203,233	16.64
Income before Income Taxes	Specified Quarter	240,086	201,148	19.36	203,953	17.72
	Cumulative	240,086	803,200	-	203,953	17.72
Net Income	Specified Quarter	185,647	151,804	22.29	167,216	11.02
	Cumulative	185,647	621,908	-	167,216	11.02
Net Income Attributable to Controlling Interest	Specified Quarter	185,055	151,470	22.17	166,710	11.00
	Cumulative	185,055	620,528	-	166,710	11.00

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Operating Results of Shinhan Life (consolidated)

				(KRW million)
Item		1Q 2024	4Q 2023	QoQ Change (%)	1Q 2023	YoY Change (%)
Revenue*	Specified Quarter	1,882,486	1,585,040	18.77	1,864,745	0.95
	Cumulative	1,882,486	6,451,715	-	1,864,745	0.95
Operating Income	Specified Quarter	217,141	69,008	214.66	186,841	16.22
	Cumulative	217,141	659,057	-	186,841	16.22
Income before Income Taxes	Specified Quarter	213,517	59,721	257.52	174,357	22.46
	Cumulative	213,517	639,553	-	174,357	22.46
Net Income	Specified Quarter	154,192	44,771	244.40	133,812	15.23
	Cumulative	154,192	472,395	-	133,812	15.23
Net Income Attributable to Controlling Interest	Specified Quarter	154,192	44,771	244.40	133,812	15.23
	Cumulative	154,192	472,395	-	133,812	15.23

* Represents operation revenues on financial statement